FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 12, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16/15, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

WIMM-BILL-DANN FOODS ANNOUNCES AGREEMENT TO ACQUIRE DANONE’S SHAREHOLDING

Moscow, Russia — August 12, 2010 — Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced that the Company has reached an agreement to purchase Danone’s 18.4% shareholding in Wimm-Bill-Dann Foods OJSC for the total consideration of US$470 million. The stake includes both local shares and ADRs. The transaction will be funded from existing resources and will not require additional financing.

The sale of the shares by Danone is conditional upon the appropriate governmental approvals of the merger of Danone’s Fresh Dairy Product businesses in the CIS region and Unimilk.

Commenting on the announcement, Tony Maher, CEO of Wimm-Bill-Dann Foods, said: “We are very pleased to announce the acquisition of Danone’s stake in our company. This agreement represents the amicable conclusion of Danone’s investment in our company, an investment Danone has held since our IPO in February 2002. This announcement and the outright purchase of our own shares reflect our confidence in the fundamentals of the business and our strategy for the future.”

For further enquiries contact:

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Tel: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Chudo, Imunele, Bio Max and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Rodniki Rossii natural water, Zdraivery kids’ brand and Agusha baby food.

The company has 37 manufacturing facilities in Russia, Ukraine, Kyrgyzstan, Uzbekistan and Georgia with over 16,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2009, Standard & Poor’s Governance Services confirmed WBD’s governance, accountability, management, metrics, and analysis (GAMMA) score “GAMMA- 7+”. The score reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Bolotovskiy Roman
		Name:	Bolotovskiy Roman
		Title:	Representative according to -Power of Attorney
Wimm-Bill-Dann Foods OJSC

Date:	August 12, 2010